UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 9 September 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**

DEALING IN SECURITIES BY DIRECTORS OF THE COMPANY
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mrs CA Carolus and
Mr R Menell directors of Gold Fields Limited, have sold their
shares (Performance Vesting Restricted Shares ("PVRS") which were
awarded to them and have now settled in terms of The Gold Fields
Limited Non-Executive Director 2005 Share Plan, as amended.

Details of the transaction are set out below:

	CA Carolus
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	5 September 2013
Number of Shares	971
Class of Security	Ordinary shares
Market Price per share	R53.1689
Total Value	R51,627.00
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	5 September 2013
Number of Shares	3,129
Class of Security	Ordinary shares
Market Price per share	R52.8900
Total Value	R165,492.81
Vesting Period	PVRS vest in 36 months of the Grant Date.

	RP Menell
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	5 September 2013
Number of Shares	1,151
Class of Security	Ordinary shares
Market Price per share	R53.4200
Total Value	R61,486.42
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	5 September 2013
Number of Shares	2,949
Class of Security	Ordinary shares
Market Price per share	R52.8900
Total Value	R155,972.61
Vesting Period	PVRS vest in 36 months of the Grant Date.

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

06 September 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 9 September 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer